UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

October 7, 2022

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.

Representative:	Masahiro Kihara, President & Group CEO

Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo

Stock Code Number:	8411

(Tokyo Stock Exchange (Prime Market))

Announcement Regarding Conclusion of Strategic Capital and Business Alliance between Mizuho Securities and Rakuten Securities Holdings

Mizuho Financial Group, Inc. (Headquarters: Chiyoda-ku, Tokyo; President & Group CEO: Masahiro Kihara; hereinafter “Mizuho Financial Group”) announces that Mizuho Securities Co., Ltd. (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Yoshiro Hamamoto, hereinafter “Mizuho Securities”), a consolidated subsidiary of Mizuho Financial Group, and Rakuten Securities Holdings, Inc. (Head Office: Minato-ku, Tokyo, President: Yuji Kusunoki, hereinafter “Rakuten Securities Holdings”), a consolidated subsidiary of Rakuten Group, Inc. (Head Office: Setagaya-ku, Tokyo, Chairman and CEO: Hiroshi Mikitani), have agreed to enter into a strategic alliance (hereinafter referred to as “this alliance”) today. Bringing together strengths such as Mizuho Securities’ product appeal and comprehensive asset management consulting capabilities across banking, trust, and securities activities, as well as strengths such as the ability of Rakuten Securities, Inc. (Head Office: Minato-ku, Tokyo, President: Yuji Kusunoki, hereinafter “Rakuten Securities”), a consolidated subsidiary of Rakuten Securities Holdings, to attract customers from a wide range of generations, based on synergies with the Rakuten ecosystem and its online securities trading platform with excellent UI/UX, we can jointly realize a “fully-fledged hybrid comprehensive asset management consulting service that meets the needs of all individual customers”

In conjunction with this alliance, Mizuho Securities and Rakuten Securities Holdings concluded a share transfer agreement on October 7, 2022, and there will be a transfer of 19.99% Rakuten Securities’ common stock to Mizuho Securities (hereinafter the “share transfer”). After the share transfer, Rakuten Securities will be an equity-method affiliate of Mizuho Securities. In addition, Mizuho Securities and Rakuten Securities Holdings signed a shareholder agreement (hereinafter, together with the share transfer agreement, the “agreement”) on the same date.

1.	Background and significance of this alliance

In the era of 100-year lifespans, it is becoming more important to build assets in line with individual life plans. With over 2,000 trillion yen in personal financial assets, we recognize that accelerating the trend “from savings to investments” is an issue facing society as a whole. In order to solve this problem, it is important to respond appropriately and accurately to the diverse asset building needs according to each person’s values, lifestyles, and life stage. We believe that it is necessary to establish a new integrated asset management consulting service by combining both online and in-person service capabilities.

As the core securities business arm of Mizuho Financial Group, Mizuho Securities offers a full range of securities services, from wholesale for large corporate clients and institutional investors, to retail for individuals and small and medium-sized enterprises. It has expanded its business on a global basis. Of these services, for individual customers, it mainly provides comprehensive face-to-face asset management consulting services, utilizing banking and trust solutions, based on its nationwide network of 226 branches (103 branches and 123 “planet booths”). Mizuho Securities has been providing face-to-face comprehensive asset management consulting services, mainly to middle-aged and senior customers, by leveraging its ability to provide a wide range of products utilizing the Mizuho’s banking, trust, and securities services, as well as its ability to provide advice on asset management. With the advent of the 100 year life-span era, it can look forward to providing high value-added services to more customers than ever before and contribute to asset management services.

Based on its founding strengths as an online securities trading platform with excellent functionality, convenience, and UI/UX, Rakuten Securities leverages synergies with the Rakuten ecosystem to target a wide range of customers, from wealth builders to traders. Rakuten Securities provides asset formation and asset management services to a wide range of customers. In recent years in particular, Rakuten Securities has been ahead of the industry focusing on making it easier for customers in the working generation with no prior investing experience to approach investment trusts through allowing financial products to be purchased through points, credit cards and electronic money payments. Rakuten Securities has developed easy-to-use services and has acquired a wide range of customers, with the number of accounts in June of this year surpassing 8 million. In addition to developing online-based services, Rakuten Securities is also focusing on IFA (Independent Financial Advisor) services to provide face-to-face asset management advice. In the future, as the life stage of its customers change, Rakuten Securities will aim to actively deal with and resolve customer inquiries, and respond to a wider range of customer needs together with online based services and IFA services. Rakuten Securities is looking forward to further strengthening its products and services while expanding the options for its customers.

While sharing the strengths and visions of the future of both companies, and as a result of repeated discussions, we shared recognitions that the products, services, and channels of both companies have a high level of mutual complementarity. We recognize that by bringing together the strengths of Mizuho Securities and Rakuten Securities, and by combining our respective services, we can jointly realize a “fully-fledged hybrid comprehensive asset management consulting service that meets the needs of all individual customers”, and contribute to the enrichment of household finances. Hence, we agreed to this alliance.

2.	Details of this alliance

Mizuho Securities and Rakuten Securities aim to leverage the power of attracting customers from a wide range of generations, based on synergies with the Rakuten ecosystem and its online securities trading platform with excellent UI/UX, and Mizuho Financial Group’s product development capability and its product line-up and comprehensive asset management consulting capabilities utilizing collaboration with its bank, trust, and securities. We will consider a business alliance to maximize the strengths of both groups and accelerate the sustainable growth of both Rakuten Securities and Mizuho Securities. At present, the items to be considered for collaboration are as follows, while we will consider a wide range of ideas without being limited to these.

•

Introduce the Mizuho’s comprehensive asset management consulting service, as a new option for asset formation and asset management services, to meet the wide range of needs and life plans of Rakuten Securities customers.

•

Consign the sale of equities (IPO/PO) and bonds (primary products, foreign bonds, etc.) that are underwritten and arranged by Mizuho Securities to Rakuten Securities, aiming to further expand product options for customers of Rakuten Securities.

•	Introduce products and services handled by Rakuten Securities to customers of Mizuho, including Mizuho Securities and Mizuho Bank, and contribute to individual financial asset building.

3.	Overview of Mizuho Securities (As of June 30, 2022)

(1)	Name	Mizuho Securities Co., Ltd.

(2)	Location	1-5-1, Otemtachi, Chiyoda-ku, Tokyo

(3)	Title and name of representative	Yoshiro Hamamoto, President & CEO

(4)	Description of business	Financial Instruments Business

(5)	Share capital	JPY 125,167 million

4.	Overview of the counterparty to the capital and business alliance (As of October 3, 2022)

(1)	Name	Rakuten Securities Holdings, Inc.

(2)	Location	2-6-21 Minami Aoyama, Minato-ku, Tokyo

(3)	Title and name of representative	Yuji Kusunoki, President

(4)	Description of business	Business management of group subsidiaries and related operations

(5)	Share capital	JPY 250 million

(6)	Date of establishment	October 3, 2022

(7)	Major shareholders and ownership ratios	Rakuten Group, Inc. 100%

(8)	Relationship between Mizuho Securities and Rakuten Securities Holdings	Capital relationship	None
		Personnel relationship	None
		Business relationship	None
		Related party relationship	None

5.	Schedule

(1)	Date of signing of the agreement		October 7, 2022

(2)	Date of execution of the share transfer (planned)		November 1, 2022